

Mail Stop 4720

March 24, 2010

By U.S. Mail and facsimile to 1-478-330-5802

Carol W. Soto
Chief Financial Officer
Atlantic Southern Financial Group, Inc.
1701 Bass Road
Macon, Georgia 31210

> **Re:** **Atlantic Southern Financial Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Period ended March 31, 2009**
> **Form 10-Q for the Period ended June 30, 2009**
> **Form 10-Q for the Period ended September 30, 2009**
> **File No. 001-33395**

Dear Ms. Soto:

We have reviewed your response letter dated January 14, 2010 and related filings and have the following comment. Where indicated, we think you should revise your future documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the period ended September 30, 2009

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Asset Quality, page 21</u>

1. We refer to your response to Comment 2 of our letter dated December 17, 2009 regarding the reasons for the decrease in the allowance as a percentage of non-performing loans from 55% as of December 31, 2008 to 21% as of September 31, 2009. We note you state the decrease is mainly due to having recorded the non-performing loans at the lower of the carrying value of the loan or the fair value of the underlying collateral. Please revise this section in future filings, and provide us with your proposed disclosure, regarding your methodology and analysis for determining the fair value of the underlying collateral for non-performing loans:

    *   Discuss the nature and appraised value of the underlying collateral of these collateral-dependent nonperforming loans
    *   State whether current appraisals have been used to determine their fair value
    *   Discuss if there were any additional adjustments to the appraised value based on subsequent negative events
    *   State how the Company has determined that the allowance for loan losses, although decreasing as a percent of total nonperforming loans, is adequate considering the evaluation performed to conclude that the carrying value of the loan is in excess of the fair value of the collateral.
    *   State how and when you obtain external appraisals and how this impacts the amount and timing of your quarterly and annual periodic loan provisions and charge-offs;
    *   Describe the typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process; and
    *   State whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.
    *   Discuss how you consider the effect of significant negative events, which occurred subsequent to the balance sheet date, on the fair value of the properties underlying collateral dependent loans.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Edwin Adames, Senior Staff Accountant, at (202) 551-3447 or me at (202) 551-3423 if your have any questions regarding these comments.

Sincerely,

Amit Pande
Accounting Branch Chief